FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON MAY 28 2012

1.            DATE, TIME AND PLACE: On the twenty-eighth day of May, 2012, at 6 p.m. at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, no. 3142, in the city Capital of the State of São Paulo.

2.            MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.            CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s By-laws. The entirety of the acting board members were present at the meeting.

4.            AGENDA: Registry the resignation of José Antônio de Almeida Filippo from the position of Corporate Services and Finances Officer.

5.            RESOLUTIONS: Following examination, analysis and discussion of the matter in the agenda:

5.1          Registry the resignation presented by Mr. José Antônio de Almeida Filippo from the position of Corporate Services and Finances Officer. The chairman, on behalf of the Company, thanked Mr. José Antônio de Almeida Filippo for the service provided and time committed for the Company. Before the herein mentioned, the Board approved, by unanimous vote, under the terms of Section 18, item “b” and Section 20 of Company’s Bylaws, for the remaining term of office of the resigning Director, the temporarily election for the position of Corporate Services and Finances Officer, Mr.Vitor Fagá de Almeida. Brazilian, married, economist, with ID number RG 25.209.660-5, with Taxpayer Registration Number (CPF/MF) registered under the number 204.156.108-42, resident in the Capital of São Paulo State, with business address at Av. Brigadeiro Luis Antônio, 3172, who shall cumulate the position of Investor Relations Officer. The elected officer declares, under the penalties of the law, not to be involved in any of the crimes provided for in law, which would hinder him from performing business activities, being aware of the provisions set forth in Section 147 of Law 6,404/76.

(ii)           Consequently, the Executive Officers Committee shall be composed by: Chief Executive Officer : Enéas César Pestana Neto, Executive Vice President for Comercial Strategy, Supply Chain and IT:  Antônio Ramatis Fernandes Rodrigues, Executive Vice President of Corporate Relations : Hugo Antonio Jordao Bethlem, Executive Vice President of Retail Business: José Roberto Coimbra Tambasco, Executive Vice President of Specialized Businesses: Caio Racy Mattar, Executive Vice President for People: Sylvia de Souza Leão Wanderley, Corporate Services and Finances Officer: Vitor Fagá de Almeida, Control and Management Officer: Paulo Gualtieri, Supply Chain Officer: Marcelo Lopes, IT Officer: Andelaney Carvalho dos Santos, and Investor Relations Officer: Vitor Fagá de Almeida.

1

6.            APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, May 28th 2012. Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretary of the Meeting Board – Renata Catelan P. Rodrigues. Directors present: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fabio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Candido Botelho Bracher, Arnaud Strasser and Ulisses Kameyama. A summary of the minutes has been drafted on the relevant book, under Paragraph 3 of Section 130 of the Brazilian Corporations Law.

Renata Catelan P. Rodrigues

Secretary of the Board Meeting

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 06, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.